Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CH2M HILL Companies, Ltd.:

We consent to the incorporation by reference in the registration statement (No. 333-165649) on Form S-8 of CH2M HILL Companies, Ltd. (the Company) of our report dated March 7, 2017, except for the effects of changes in reportable operating segments, as discussed in Notes 1, 8 and 17, and discontinued operations, as discussed in Notes 1, 2, 4, 5, 8, 12, 13, 17, 18 and 20, as to which the date is September 19, 2017, with respect to the consolidated balance sheets of the Company as of December 30, 2016 and December 25, 2015, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 30, 2016, which appears in this Current Report on Form 8-K of the Company.

/s/ KPMG LLP

Denver, Colorado

September 19, 2017